Filed by Bleichroeder Acquisition France Merger Sub 2

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

On July 13, 2026, an interview featuring Wasiq Bokhari, the Chief Executive Officer of Pasqal Holding SAS, was published by Stocktwits. A transcript of the interview can be found below:

Katie Perry:

Hello and welcome back to Stocktwits Boardroom Exclusives. We got a great show for you today. I'm your host, Katie Perry, and we're joined with Dr. Bokhari, CEO of Pasqal, a global leader in quantum computing. We know our audience at Stocktwits loves debating and discussing quantum, so it's so exciting to have this exciting company and its leader here with us today.

Dr. Bokhari, how are you doing today?

Wasiq Bokhari:

Doing very well. Trying to keep cool. I'm joining from Paris.

Katie Perry:

Yes, yes, potentially a future show, someone will solve that issue for us. But today we're talking about quantum and what you guys are building. I'm reading here that that your company is built on a Nobel Prize winning research project, and you guys are developing both the hardware and the software to solve problems beyond the reach of the computers we have today, which is really exciting stuff. So, let's start with the basics for our audience here today. Quantum is obviously a hot topic, a big buzzword. We have a lot of great, a great conversations going on about quantum in our community, but some people are still confused by it, which makes sense. It's technical stuff. So, at a high level, what exactly is quantum computing? Why do we need it and where do you guys fit in?

Wasiq Bokhari:

Quantum computing is a new form of computing, which is very, very good at solving problems that the current forms of computing are really bad at and the different kinds of problems. The first is anytime you have to find one right solution out of trillions of possible solutions, quantum computers just do it right away, exponentially faster. The second is anytime you have to find a new kind of a material or similar to a new kind of material, like drugs or catalysts or batteries and so on and so forth, then quantum computers can do it precisely versus other systems can do it approximately. So that's why quantum computers are important. In our view, it is as important as traditional computing and as important as AI. It is the third pillar of the future of computing. And it and it's also complementary in strength to the other two as I described. So that's quantum computing. And what we do in this, in this space is we build the whole quantum computing systems, the hardware, the software and the applications. And we don't try to boil the ocean as they say. We try to solve high value problems today. And we solve high value problems today for specific industries. And these industries are financial services, energy, especially oil and gas and in advanced materials.

Katie Perry:

So, you laid out some broad applications there, but also it seems like you guys are sort of focused on specific places where you think quantum can have the most impact. The next question for investors would naturally be, just how big is this opportunity, either overall or across the places and the industries you're focused on? How big of an opportunity is this?

Wasiq Bokhari:

This is really a massive market for us. What is interesting is what we have found out, and what we have worked very hard to do is to find areas of solutions and applications and business today. And those markets are very massive as well, and we are unique that we are able to provide these solutions today and to monetize these solutions today.

Katie Perry:

And some of the use cases you spelled out are in the private sector. We've also had guests on here and discussions over on Stocktwits about government applications in addition to enterprise. How do you guys see the government sort of opportunity versus some of those private sector opportunities you laid out?

Wasiq Bokhari:

All of them are very important. Governments typically are some of the earliest customers. In fact, we have multiple quantum computers that are operating in supercomputing centers in Europe. So, we are actually one of the leaders in globally in terms of the operating high complexity quantum computers. I believe only IBM has more quantum computers deployed, high complexity quantum computers deployed, than us. So very important early customers for us. And we continue we will continue to see that trend across the globe.

Katie Perry:

And you mentioned IBM and there's other there's other names that swirl around the quantum conversation. And so, I'm curious for people might understand quantum might understand now where you fit trying to decipher how to pick a winner, how to decide which company is doing things in a way that they feel confident backing as an investor. So is there is there a way you can articulate sort of your approach at Pasqal versus maybe some of the other quantum opportunities that are that are on the publicly traded markets currently?

Wasiq Bokhari:

Absolutely. The way our technology works, we use approach called neutral atoms. What that means is that instead of having to fabricate these special chips for your quantum computers, we use atoms of an element called rubidium itself as qubits. It is a breakthrough way of building quantum computers, because then all your qubits are exactly the same, and you can have built the most complex quantum computers. Plus, our systems work at room temperature, which is really important thing, which means that you can deploy that in standard data centers. On top of it, our systems will provide quantum solutions today as well as industry leading fault tolerant quantum computing systems by the end of the decade. So even today, and we have the path also to winning in the future. So that's the unique advantage of our approach. But what also differentiates us is that early on we decided that we will not ship lab equipment. We will properly engineer our systems. I come from a background of working in high performance computation and computation of very large scale. What customers want are computers that work and that work alongside other forms of compute. So our systems are reliable enough and autonomous enough to work in standard data centers or at customers’ locations. Plus, customers can access our computers through the cloud, through, you know, Google Cloud, through Microsoft Azure and various other cloud providers. So, they can start using it right away and they can start seeing benefits right away. So that's a second way in which we are we are different. And the third is, you know, we try not to boil the ocean as they say. We don't every problem for everybody. What we did was we discovered what are the problems where we have a really great advantage compared to any other form of solving that problem. And we focused on those, and then we map those to high value business problems in the industries that I mentioned — financial services, energy, advanced materials and logistics. And we have very big customers in each and every one of those segments. So Saudi Aramco is our big customer in the area of oil and gas. We have Credit Agricole in the other financial services. We have LG in the area for advanced materials. You have CMA CGM in the area of logistics. So, by focusing and solving those problems, well, we are able to create business today and we are able to deliver value to those customers today.

Katie Perry:

Helpful. And just as a side, I mean the room temperature thing seems interesting. We haven't heard anyone articulate that before on these shows. And so is that is that tied to the neutral atom nature of the tech, or is that a separate innovation that you've developed?

Wasiq Bokhari:

You're 100% right. It is tied to the neutral atoms themselves. This is why this is such a breakthrough way of building quantum computers. Traditionally, people have used superconducting systems or ion-based systems or other systems which have required, you know, in the case of superconducting systems, have required super cooling down to millikelvins. Neutral atoms approach is one of the youngest approaches, and it basically leapfrogged through a lot of the structural challenges that other approaches have had. So, challenges in terms of room temperature operation, challenges in terms of scalability, which means how many qubits you can have. So, we can easily have tens of thousands of qubits in a single quantum computer, whereas other modalities would typically look at, you know, hundreds to thousands. So, it is really a big, big leapfrog over other, other ways of building quantum computers. So yeah, you're right. It's a big advantage that we have. And customers really value it because that means that they don't have to change their way of deploying computation. It can go into standard data centers, and our systems natively work with other forms of CPU and GPU based systems automatically. So, customers workflows don't get impacted as well, and they get the benefit of quantum on top of it.

Katie Perry:

Yeah, the tech overview really helpful and interesting for investors. In addition, a lot of what comes up — we have we have quantum executives on here a lot. And we've had some debates in the past on sort of the path to commercialization and where certain companies are in the process of commercialization. You mentioned some industries, some big logos you work with. It sounds like you already have a lot of these systems operating. So, if you could just double click on where, where you guys are at Pasqal in the commercialization journey and how that might be different than potential other quantum players out there building towards similar goals.

Wasiq Bokhari:

Yeah. You know, first of all, I won't comment on other companies because I wish everybody the best. I think we're all on a shared journey, but I'll talk about Pasqal in particular. There are a few things that we did earlier on that we felt were different than anybody else in the quantum space. So I mentioned that one of our co-founders is a Nobel laureate, one of our other co-founders co-invented the neutral atom space. But what we realized even beyond that was that we needed to make sure that we do not just stay purely at lab phase. A lot of computing companies, they do a lot of work, but these are essentially on lab benches, and these systems are not really well engineered systems. We decided early on that whatever we build, we will engineer it properly, which means that these systems will have to be reliable, we'll have to really think about how we all the components that go into it so that the cost basis will be right, and we'll think about the end to end point of it, from building it to shipping it to installing it to commissioning it, to operating it. So we thought about it up front. And that is the reason why we have all these quantum computers that are deployed and they're operating autonomously and reliably. So that was the first decision we took. The second decision we took early on was that instead of just focusing only on research, we said, we will start talking to customers right away and we'll start figuring out what problems to solve, because even that information is important for us to determine what kind of systems we build, not just the hardware systems, but the software systems. So this allowed us to focus and deliver practical quantum computers versus essentially lab equipment, which we feel a lot of companies focus on. So that is a big advantage that we have for us now. In terms of the industries, I mentioned these industries. So our customers — in the case of, you know, large supercomputing centers, they use our computers to do a wide variety of industrial and research problems. And when we ship our computers, it's not just the hardware. It comes with the full software stack that allows them to become productive right away. In fact, we have taken the mystery out of quantum computing so much that you don't need to be a quantum physicist, God forbid. So, we taken that out. And the second is we have also made sure that in some cases, you probably don't even need to know programming. There's actually some visual tools in which you can just drag and drop atoms and be able to create some sort of an easy simulation of that, and then be able to send that off to our quantum computers. So, we've taken the mystery and the complexity out of it, and we have built a lot of libraries in the software packages already, in the tools already. So, it is very easy to build applications. So that's the research side and the industrial side. We have lowered the barrier. Right. So, that's where we find a lot of people working with us. And the third is you don't even need to own a quantum computer. You can just access it, you know, through the cloud. In fact, you can go to our website and you can sign up for our cloud service and you can start to play with the quantum computer. It will probably take you 15 minutes. So literally taken all the complexity out of it in terms of interacting with it. And we feel these are the things you need to do beforehand before we even offer our systems. And this is helping us. So, the way people are using it right now is in the oil and gas sector. It is a lot in the upstream business. So, it's about related to, you know, how much is under the ground and how do you extract it or doing that more efficiently. So that's a big use case, obviously. In the case of financial services it's about optimization of portfolios, like where do I allocate different assets to get the best returns, or how do I allocate assets to minimize my risks. Those are very important optimization problems. And then in the case of materials, it's all about simulating materials and creating digital twins of them so that you don't have to do chemistry in the lab. Instead, you can do that chemistry on our quantum computer. We recently announced — and that paper is available on arXiv — we are the first quantum computing company that achieved quantum advantage in the area of material simulation. And it's just not any theoretical material. It's a real magnetic material. And we co-wrote that paper with Los Alamos National Lab. And this material has been known for a long time, and people could never explain the magnetic properties of this material. It contains rare earth elements. And by creating a digital twin of that material on our quantum computers, we were able to explain the properties, and then we were able to predict new properties, therefore then verified experimentally. This is the first time that has happened. And this is a unique power of our quantum computing systems, because now we can take that capability, we can apply it to other materials, other kinds of rare earth elements containing magnetic materials, which, as you know, is very important and strategic these days. And similarly, you can apply it to small molecule drugs. You can apply it to catalysts, you can apply it to, you know, battery materials and semiconductor materials. So that's how we use everything today. And we always aim at providing real value today, which is not possible through traditional compute by itself.

Katie Perry:

It's really helpful to hear the specific examples. And it sounds like there's a lot of fantastic resources on your site for people to dig into. I love the concept of vibe coding quantum. I don't think I've heard that before, but it's always helpful when, you know, investors have an ability to actually explore and interact with the tech, which oftentimes in advanced technology, people like me and our listeners don't. And that's a good segue into kind of the final topic I want to get your thoughts on. And you mentioned sort of these these three main pillars or themes in investing right now in quantum being up there alongside AI. I'm curious for our investors who are tracking the AI trade, looking for new opportunities. What is — is there a relationship or interplay between quantum and AI, and how do you how do you see that dynamic between those two worlds?

Wasiq Bokhari:

There is complementarity. If you were to allow me, I will give you an example. You know, suppose if I have a deck of cards and, you know, I want to find the ace of diamonds using a normal computer, I will basically have to go through every card until I find the ace of diamonds. Or I can train an AI system to somehow, you know, do some pattern matching and find out where the ace of diamonds is. In a quantum computer, we will actually see the entire set of cards kind of simultaneously, and we'll be able to pick up that ace of diamonds right away. Now, when you have 52 cards, it doesn't matter. Well, what about if you had 52 billion cards or 52 trillion cards? Then it makes a really big difference. In the case of AI systems, you cannot even train the AI systems when the number of possibilities is very large, because you cannot even generate the training data to train those AI systems. And I think this is why it's so complementary to the other forms of compute. So, carrying this analogy further, any time we can generate quantum data, or we can do the part of the problem that cannot be done through CPUs or GPUs and only through quantum processors, then it works perfectly with AI systems because it's completely complementary to it. So, I think that is how I would think about it, and that is how our systems naturally operate. When we deploy our systems, they immediately natively, they couple with CPUs and GPUs, and we automatically work with other systems. But we take the hardest part of the problem that cannot be done by the others. And we solve that and let the other solve the other problems. On the other hand, I would not — you know, I would not ask a quantum computer to multiply two numbers because, you know, CPUs would do really well. And GPUs, you know, vector math very, very well. So, so the quantum computers have their own strengths, but these are complementary strengths.

Katie Perry:

All right. That makes that makes a lot of sense. Thanks for laying that out for for investors exploring — you all learning about the company. Looking ahead next, call it 12 to 24 months. What are some milestones you're working towards? What should investors be looking out for from you and the team over at Pasqal?

Wasiq Bokhari:

So on the commercial side, we have already shared publicly that we have a very significant backlog of contracts. So we've already publicly shared we have 80 million plus of contract. So obviously we continue to work very hard to make sure we keep on growing that and we continue to deploy with our customers. So, we're looking forward to sharing more of the commercial news in terms of increasing and accelerating our commercial traction. On the technology side as well, we have shared some very exciting results and we continue to have very exciting R&D, you know, work going on in technology development. So, one of the interesting things that we showed very recently, apart from the quantum advantage what I just mentioned, was that we are also the first company to show that we can solve differential equations using logical qubits. And again, the note for the thing is that differential equations are the heart of any industrial process. You know, they show up in everything, as you know. And the second is it's actually the same hardware, literally the same computer that solves, you know, the material simulation for quantum advantage and also solving the differential equations using logical qubits. So, it is the unique capability that we have that we can operate in all different kinds of quantum computing literally on the same computer. So please look forward to more such exciting results on the research side and both on the commercial side in the future. The key thing to take away is for us, quantum computing is not theoretical, it is practical. Today we are delivering value today, not in the future. And you know, we are very pragmatic people who want to deliver value to customers. So, you'll continue to see that in terms of our research, our technology development as well in terms of our commercial development.

Katie Perry:

All right. Really helpful stuff. And you heard it here first, guys. Differential equations — not something you can forget after high school. Still very much important and relevant to your portfolio. Dr. Wasiq Bokhari, CEO of Pasqal. Thank you so much for the time today. This is really fascinating stuff. Best of luck to you and the team on the journey ahead.

Wasiq Bokhari:

Thank you very much, Katie. It's a pleasure to be here with you today.

***

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 with the SEC on May 26, 2026 (as subsequently amended, the “Registration Statement”), which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder’s shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16, 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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